UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Trio Petroleum Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89669L108
(CUSIP Number)

Frank C. Ingriselli

Chief Executive Officer

Trio Petroleum Corp.

5401 Business Park, Suite 115

Bakersfield, CA 93309

Telephone: (925) 553-4355

Copies to:

Robert Cohen, Esq.

Richard Bass, Esq.

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York, 10017

Telephone: (212) 547-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89669L108

(1)	Names of Reporting Persons
Frank C. Ingriselli
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,397,000[1]
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,397,000[1]
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.7%[2]
(14)	Type of Reporting Person (See Instructions) IN

(1)	Represents (1) 500,000 shares held directly by the Reporting Person, (2) 600,000 shares held by Global Venture Investments LLC, for which Mr. Ingriselli holds 100% of the membership interest, (3) 47,000 shares held by the Brightening Lives Foundation Inc. for which Mr. Ingriselli is the Chief Executive Officer and holds investment and voting control, and (4) 250,000 shares issuable upon settlement of restricted stock units (“RSUs”), which may vest within 60 days of June 5, 2023.

(2)	Based on 24,352,194 shares of Common Stock issued and outstanding as of June 5, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Trio Petroleum Corp., a Delaware corporation (the “Issuer”). The address and principal office of the Issuer is 4115 Blackhawk Plaza Circle, Suite 100, Danville, CA 94506.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Frank C. Ingriselli.

(b), (c) Mr. Ingriselli is the Chief Executive Officer and a member of the Issuer’s Board of Directors. The address of Mr. Ingriselli and the Issuer is 4115 Blackhawk Plaza Circle, Suite 100, Danville, CA 94506.

(d), (e) During the past five years, Mr. Ingriselli has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Per his employment agreement, Mr. Ingriselli was granted 1,000,000 RSUs. As of June 5, 2023, 500,000 of the RSUs have vested pursuant to the terms of the grant and 250,000 of the RSUs will vest on August 1, 2023, which is within 60 days of June 5, 2023. The remainder of the RSUs will vest on February 1, 2024.

Item 4. Purpose of the Transaction

Mr. Ingriselli has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Mr. Ingriselli may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes, Mr. Ingriselli may acquire or dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Mr. Ingriselli has the sole voting and dispositive power over 1,397,000 shares of Common Stock, which includes 500,000 shares of Common Stock held directly by Mr. Ingriselli , 600,000 shares of Common Stock held by Global Venture Investments LLC, of which Mr. Ingriselli holds 100% of the membership interest, 47,000 shares of Common Stock held by the Brightening Lives Foundation Inc. for which Mr. Ingriselli is the Chief Executive Officer and holds investment and voting control, and 250,000 shares of Common Stock issuable upon settlement of RSUs, which may vest within 60 days of June 5, 2023. The Common Stock over which Mr. Ingriselli has sole voting and dispositive power represent 5.7% of the total shares of Common Stock outstanding.

The above calculations are based upon 24,352,194 shares of Common Stock issued and outstanding as of June 5, 2023.

(c) There have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Person.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Mr. Ingriselli does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2023

By:	/s/ Frank C. Ingriselli
Name:	Frank C. Ingriselli